

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Sophie Ye Tao
Chief Executive Officer
SPK Acquisition Corp.
Room 368, 302 Buwei
211 Fute North Road
China (Shanghai) Pilot Free Trade Zone, 200131

>   **Re: SPK Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed April 23, 2021**
>   **File No. 333-255461**

Dear Ms. Tao:

        We have reviewed your registration statement and have the following comment. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note the exclusive forum provision in your amended and restated certificate of incorporation. Please disclose this provision in the prospectus.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction